1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 10, 2023	www.integraresources.com

INTEGRA PROVIDES CORPORATE UPDATE

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an update on work programs and upcoming catalysts at its flagship assets located in the Great Basin, USA, as well a corporate update with respect to the proposed share consolidation. Integra is focused on achieving several key milestones in 2023, including an updated mineral resource estimate and the submission of the Mine Plan of Operations ("MPO") at the DeLamar Project located in southwestern Idaho, as well as an updated mineral resource estimate and Preliminary Economic Study ("PEA") at the Wildcat & Mountain View Projects, located in western Nevada.

The Company is pleased to host a corporate update webinar on Tuesday, May 16, 2023 at 8:00am PST/11:00am EST. The webinar will feature a presentation from Integra's President, CEO and Director, Jason Kosec, as well as a live Q&A session. A recording of the webinar will be available on Integra's corporate website. To register for the webinar, please use the following link: https://us02web.zoom.us/webinar/register/WN_L5osfCkPQ66qZw9ZsB-O8w

Project Update:

DeLamar Project

  Integra recently completed a highly successful stockpile drilling program at DeLamar in April 2023. The program consisted of 321 holes, totalling 12,588 meters ("m"). Results from 9,089 m, representing 247 drill holes, have yet to be released. The Company will continue to release results from the stockpile drilling program as they are received from the lab.

    Highlights from the drilling program include (refer to March 2023 press releases, gold equivalent ("AuEq") = g/t gold ("Au") + g/t silver ("Ag") ÷ 77.7):

      76 m of 0.74 g/t AuEq (0.62 g/t Au and 9.54 g/t Ag)

      111 m of 0.59 AuEq (0.27 g/t Au and 24.60 g/t Ag)

      50 m of 0.67 g/t AuEq (0.34 g/t Au and 25.29 g/t Ag)

  Integra intends to release an updated mineral resource estimate for DeLamar in Q2 2023, incorporating results from the stockpile drilling program as well as additional drilling that was completed after the cut-off date for the previous mineral resource estimate.

  The Company expects to submit the MPO for DeLamar to the United States Bureau of Land Management ("BLM") in Q4 2023. The submission of the MPO represents a significant milestone in the National Environmental Policy Act ("NEPA") permitting process. Additional commentary on Integra's permitting efforts and achievements at DeLamar is provided below.

Wildcat & Mountain View Projects

  The Wildcat & Mountain View Projects, located in western Nevada, were acquired by Integra as part of the recently completed merger with Millennial Precious Metals Corp. ("Millennial").

  The Company is currently preparing an updated mineral resource estimate to incorporate Millennial's 2021-2022 drill program of 1,250 m at Wildcat and 7,200 m at Mountain View.

    Given the positive resource conversion results seen by the Company to date, it is expected that there will be significant conversion of resources from the Inferred category to the Indicated category in the upcoming resource estimate.

  Highlights from the 2021-2022 drilling program at Wildcat & Mountain View include (refer to 2022 Millennial press releases):

    Wildcat: 39.2 m of 1.26 g/t oxide Au, 41.4 m of 0.93 g/t oxide Au, and 120.2 m of 0.39 g/t oxide Au

    Mountain View: 185.5 m of 1.48 g/t oxide Au, 128.3 m of 1.73 g/t oxide Au, and 232.5 m of 0.91 g/t oxide Au

  Material from drilling at Wildcat and Mountain View was used for metallurgical testing, including 22 column leach tests and 186 bottle roll variability tests performed at McClelland Laboratories of Reno, Nevada. All metallurgical test work is now complete and results have met or exceeded the Company's expectations.

  Final mining and engineering studies are underway to support the combined maiden PEA for Wildcat & Mountain View, expected to be released in late Q2 2023.

  Integra intends to initiate a resource expansion drill program at Wildcat in H2 2023 to test potential extensions of the oxide resource and demonstrate growth potential in previously un-explored areas surrounding the proposed main pit.

  An Exploration Plan of Operations ("EPO") was submitted to the BLM for both Wildcat and Mountain View in late 2022 and early 2023 respectively. The Company is working closely with the BLM to obtain the authorizations for expanded exploration programs in the future.

    The EPO will allow for significantly increased flexibility (400 acres of surface disturbance vs. 5 acres of surface disturbance permitted under the current Notice of Operations) for future exploration, geotechnical and metallurgical drilling to support resource growth and future economic studies at Wildcat and Mountain View.

President, CEO & Director, Jason Kosec, stated, "following the transformational merger with Millennial Precious Metals, Integra now controls one of the largest precious metal resource endowments in the Western USA. Our vision is to become the next mid-tier producer in the Great Basin and 2023 will be pivotal in achieving that goal. In addition to the maiden PEA for Wildcat and Mountain View and three updated resource estimates, the Company plans to submit the Mine Plan of Operations for DeLamar. The team continues to work aggressively to unlock the full potential of these projects and continue to de-risk them through advanced metallurgy, engineering, geological and environmental baseline studies, in addition to conducting exploration focused on oxide growth."

Executive Chairman, George Salamis, added, "Integra is committed to pursuing responsible mining development in the United States and this is reflected in our approach to de-risking and developing our key projects in Idaho and Nevada. Extensive baseline work has been underway at DeLamar for over three years, studying everything from wildlife and vegetation to air and water quality and soils. The permitting team has done an excellent job and we look forward to applying the same level of dedication to the environmental baseline, stakeholder engagement, and project development work underway at Wildcat and Mountain View."

DeLamar Permitting Update

Integra is currently in its third and potential final year of baseline study data collection for the upcoming NEPA process subsequent to the submittal to the BLM as part of the MPO in Q4 2023. To date, Integra has established 38 surface water monitoring locations and 34 historic and new groundwater wells have been sampled quarterly since 2021, resulting in over 8 quarters of site-specific data.  Baseline studies have been initiated for Wetlands, Seeps and Springs, Aquatic Resources, Air Quality, Wildlife, Vegetation, Soils, Cultural Resources, and Geochemistry in addition to Surface Water and Groundwater.  To date, no federally listed threatened or endangered species have been identified in the proposed project area.

Integra has also entered into a cost recovery agreement with the BLM and initiated Agency and Tribal coordination to provide input on baseline studies to identify potential issues and alternatives in advance of the NEPA. In addition, Integra has worked with the BLM to select a third-party consultant to assist the BLM in the process of baseline plans of study review and approval, baseline data collection, and subsequent baseline technical report review in an effort to reduce the need for baseline data gap analysis and the risk of new issues or concerns arising during the scoping process.

Share Consolidation

Subject to the receipt of approval from the TSXV and NYSE American, Integra intends to consolidate its common shares ("Integra Shares") on the basis of one post-consolidation Integra Share for every 2.5 pre-consolidation Integra Shares (the "Consolidation"). The Consolidation is currently expected to be implemented on or about May 22, 2023.

As a result of the Consolidation, Integra Shares issuable pursuant to Integra's convertible securities will be proportionally adjusted on the same basis. No fractional share of Integra will be issued, and any fractional interest in Integra shares resulting from the Consolidation will be rounded to the nearest whole Integra share.

A letter of transmittal will be mailed to registered shareholders once the Consolidation has taken effect, which will contain instructions on how registered shareholders can exchange their share certificates or direct registration system advices ("DRS Advices"), evidencing their pre-Consolidation Integra Shares for new share certificates or DRS Advices representing the number of post-Consolidation Integra Shares to which they are entitled.

DeLamar Project Overview:

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and Pre-Feasibility Study ("PFS"). An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com.

Wildcat Project Overview:

Wildcat is located within the Farrell mining district in Nevada, 56km north of the town of Lovelock within Pershing County. The property can be accessed by year-round roads from Lovelock via State Route 399 and Seven Troughs Road. The 17,612-acre land package consists of 916 unpatented claims and 4 patented claims. The claims are located on publicly-owned lands administered by the BLM. The mineralization at Wildcat consists of a gold-dominated, low sulphidation, epithermal vein system with oxidized, disseminated sulphide mineralization hosted in volcanic and intrusive rocks. The Inferred mineral resource estimate at Wildcat contains 776,000 ounces of Au (oxide) (60.8 million tonnes at 0.40 g/t Au; effective date of November 18, 2020). A technical report for the Wildcat Project is available on the Millennial Precious Metals Corp. issuer profile on SEDAR at www.sedar.com.

Mountain View Project Overview:

Mountain View is located within the Deep Hole mining district in Nevada, 24km north of the town of Gerlach within Washoe County. The project area is covered by a 5,476-acre land package consisting of 282 unpatented claims, located on publicly-owned lands administered by the BLM. Gold-dominated mineralization at Mountain View consists of low sulphidation epithermal veins and disseminated oxide and sulphide mineralization hosted in Cenozoic volcanic rocks. Mountain View has an Inferred mineral resource estimate containing 427,000 ounces of Au (oxide) (23.2 million tonnes at 0.57 g/t Au; effective date of November 15, 2020). A technical report for the Mountain View Project is available on the Millennial Precious Metals Corp. issuer profile on SEDAR at www.sedar.com .

About Integra Resources Corp.

Integra Resources Corp is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the recently completed merger with Millennial, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the Consolidation; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; Integra's intended use of the net proceeds from the sale of subscription receipts; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the Consolidation; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.